SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                        Enchira Biotechnology Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    29251Q107
                                 (CUSIP Number)

                                  May 21, 2001
             (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


                              (Page 1 of 11 Pages)

 ---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251Q107                 13G                    Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                        397,600
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                        397,600
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                        397,600
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                        4.2%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                        PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29251Q107                 13G                    Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Oracle Institutional Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                105,960
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                105,960
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                105,960
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                1.1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29251Q107                 13G                    Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Oracle Investment Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                182,440
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                182,440
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                182,440
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                1.9%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29251Q107                 13G                    Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                137,500
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                686,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                137,500
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                686,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                823,500
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.7%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29251Q107                 13G                    Page 6 of 11 Pages

This statement on Schedule 13G amends, supplements and restates the Amendment No. 1 to Schedule 13D which was filed on January 12, 2001 with respect to the Common Stock (as defined in Item 2(d) below) of Enchira Biotechnology Corporation.

Item 1(a).     Name of Issuer:

     The name of the issuer is Enchira Biotechnology Corporation (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 4200 Research Forest Drive, The Woodlands, Texas 77381.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by (a) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by SAM Oracle, (b) Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore, and (c) Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the senior managing member of the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (for himself and as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan.

CUSIP No. 29251Q107                 13G                   Page 7 of 11 Pages

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

Item 2(c).     Citizenship:

     Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e).  CUSIP Number:

     29251Q107


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

CUSIP No. 29251Q107                 13G                    Page 8 of 11 Pages

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

     As of the close of business on May 21, 2001, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of five immediately exercisable warrants (collectively, the "Warrants") upon the exercise of which the Reporting Persons would acquire, in the aggregate, 173,500 additional shares of Common Stock. For purposes of this statement on Schedule 13G, all five warrants are deemed to have been exercised.

         A. Oracle Partners, L.P.
          (a) Amount beneficially owned: approximate 97,600
          (b) Percent of class: 4.2% The number and approximate percentage of Common Stock reported to be beneficially owned by each Reporting Person herein and in the rest of this statement are calculated based upon 9,441,493 shares of Common Stock deemed issued and outstanding, which reflects the (i) 9,267,993 shares of Common Stock issued and outstanding as of May 4, 2001, as reflected in the Company's Form 10-Q for the period ending March 31, 2001 and (ii) 173,500 shares of Common Stock deemed to be issued and currently outstanding, assuming the full exercise of all five Warrants.
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 397,600
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 397,600 The 397,600 shares of Common Stock reported herein include 89,100 shares of Common Stock deemed to be currently held, assuming the full exercise of one Warrant held by Oracle Partners.

         B. Oracle Institutional Partners, L.P.
          (a) Amount beneficially owned: 105,960
          (b) Percent of class: 1.1%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 105,960
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 105,960 The 105,960 shares of Common Stock reported herein include 23,760 shares of Common Stock deemed to be currently held, assuming the full exercise of one Warrant held by Oracle Partners.

CUSIP No. 29251Q107                 13G                    Page 9 of 11 Pages

         C. Oracle Investment Management, Inc.
          (a) Amount beneficially owned: 182,440
          (b) Percent of class: 1.9%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 182,440
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 182,440

         The 182,440 shares of Common Stock reported herein include 35,640 shares of Common Stock deemed to be currently held, in the aggregate, assuming the full exercise of one Warrant held by each of SAM Oracle and Oracle Offshore.

         D. Larry N. Feinberg
          (a) Amount beneficially owned: 823,500
          (b) Percent of class: 8.7%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: 137,500
              (ii) Shared power to vote or direct the vote: 686,000
              (iii) Sole power to dispose or direct the disposition: 137,500
              (iv) Shared power to dispose or direct the disposition: 1,046,800 The 823,500 shares of Common Stock reported herein include 25,000 shares of Common Stock deemed to be currently held, assuming the full exercise of one Warrant held by Mr. Feinberg.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     SAM Oracle, Oracle Offshore and the Retirement Plan, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this statement. No single client of the Investment Manager holds more than five percent of the class of securities reported herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 29251Q107                 13G                   Page 10 of 11 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 11, 2001

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     senior managing member of
                                      Oracle Associates, LLC, the general
                                      partner of
                                        Oracle Partners, L.P. and
                                        Oracle Institutional Partners, L.P.,
                                     as president of
                                        Oracle Investment Management, Inc., and
                                     as trustee of
                                        The Feinberg Family Foundation

CUSIP No. 29251Q107                 13G                   Page 11 of 11 Pages


                                 EXHIBIT 1

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  June 11, 2001

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     senior managing member of
                                      Oracle Associates, LLC, the general
                                      partner of
                                         Oracle Partners, L.P. and
                                         Oracle Institutional Partners, L.P.,
                                     as president of
                                      Oracle Investment Management, Inc., and
                                     as trustee of
                                      The Feinberg Family Foundation